UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CHECK-CAP LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M2361E203

(CUSIP Number)

February 8, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E203	SCHEDULE 13G

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Smotrich SARL-SPF (IRS Identification No. (Federal Tax Identification Number): 98-1373356)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 555,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 555,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 555,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
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Percent of Class Represented by Amount in Row (9)

6.74%*

* The percentage reported in this Schedule 13G is calculated based 8,236,267 outstanding Ordinary Shares as of September 30, 2018 as set forth in the Issuer’s Prospectus Supplement under Rule 425(b)(5) filed with the U.S. Securities and Exchange Commission on February 6, 2019.

12	Type of Reporting Person (See Instructions) CO

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CUSIP No. M2361E203	SCHEDULE 13G

Item 1.

(a)   Name of Issuer:

Check-Cap Ltd.

(b)   Address of Issuer’s Principal Executive Offices:

Check-Cap Building

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090

Mount Carmel, Israel

Item 2.

(a)   Name of Person(s) Filing:

Smotrich SARL-SPF

(b)   Address of Principal Business Office or, if none, Residence:

3A Val Sainte Croix

Luxembourg, Luxembourg L-1371

(c)   Citizenship:

Luxembourg

(d)   Title of Class of Securities:

Ordinary Shares

(e)   CUSIP Number:

M2361E203

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CUSIP No. M2361E203	SCHEDULE 13G

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)   Amount beneficially owned:

555,000 Ordinary Shares

(b)   Percent of class:

6.74%*

* The percentage reported in this Schedule 13G is calculated based 8,236,267outstanding Ordinary Shares as of September 30, 2018 as set forth in the Issuer’s Prospectus Supplement under Rule 425(b)(5) filed with the U.S. Securities and Exchange Commission on February 6, 2019.

(c)   Number of shares as to which the Reporting Entity has:

(i)   Sole power to vote or to direct the vote:

555,000 Ordinary Shares

(ii)   Shared power to vote or to direct the vote:

0

(iii)   Sole power to dispose or to direct the disposition of:

555,000 Ordinary Shares

(iv)   Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Alejandro Weinstein, Chalet les Ecureuils Ouest, Rte. de Zires 17, 3963 Crans-Montana, CH, is the ultimate beneficial owner of the Ordinary Shares reported herein and as such has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

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CUSIP No. M2361E203	SCHEDULE 13G

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. M2361E203	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

SMOTRICH SARL-SPF

/s/ Peter Egan
Name: Peter Egan
Title: Managing Member

/s/ Eric Osch
Name: Eric Osch
Title: Managing Member
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